20 February 2007

CORUS GROUP plc

DISCLOSURE OF INTEREST IN SHARES

Corus Group plc (the “Company”) received a revised notification today from Tata Steel Limited that on 15 February 2007, Tata Steel Limited had an interest in 220,534,541 ordinary shares of the Company representing 23.31% of the Company’s issued share capital.